

Group Secretariat



05011841

6th October 2005

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

SUPPL

Dear Sirs

<u>Jardine Strategic Holdings Limited</u>

We enclose for your information a copy of a press release issued on 6th October 2005 in respect of the above Company.

Yours faithfully
JARDINE MATHESON LIMITED

PROCESSED

OCT 19 2005

THOMSON
FINANCIAL

Neil M McNamara
Group Corporate Secretary

<u>Encl</u>



JARDINE STRATEGIC HOLDINGS LIMITED
Securities and Exchange Commission File No 82-3085

Jardine Matheson Holdings Limited
Jardine House, Reid Street
Hamilton, Bermuda

Press Release

www.jardines.com

To: Business Editor   For immediate release

Jardine Matheson Group Management Changes

6th October 2005 – Jardine Matheson Holdings Limited today announced that
Mr Percy Weatherall would be retiring as Managing Director of the Company with effect
from the end of March 2006.   He will remain a member of the Board.   He will be
succeeded as Managing Director by Mr Anthony Nightingale.

Mr Weatherall will also be stepping down as managing director of Group companies
Jardine Strategic Holdings Limited, Hongkong Land Holdings Limited, Dairy Farm
International Holdings Limited and Mandarin Oriental International Limited at the same
time.   He will be succeeded in each of these positions by Mr Anthony Nightingale.   Mr
Weatherall will remain on the boards of these companies and will also join the board of
Matheson & Co. Limited in the United Kingdom where he will be based.

Mr Nightingale first joined the Group in 1969 and has been a Director of Jardine
Matheson Holdings Limited since 1994.   He is currently chairman of Jardine Cycle &
Carriage Limited, Jardine Motors Group Limited, Jardine Pacific Limited and MCL Land
Limited; he is also a commissioner of PT Astra International Tbk.

Commenting on the moves Jardine Matheson Chairman, Mr Henry Keswick, said, "We
are grateful for Percy Weatherall's leadership over the past five years.   He has
overseen a period of strong growth for the Group and steps down as Managing Director
at a time when all our businesses are performing well.

"In recent years Anthony Nightingale has been instrumental in building our Southeast
Asian interests, and he will bring significant experience to the role," he added.

With a broad portfolio of market-leading businesses, the Jardine Matheson Group is an
Asian-based conglomerate with extensive experience in the Region.   Its business
interests include Jardine Pacific, Jardine Motors Group, Hongkong Land, Dairy Farm,
Mandarin Oriental, Jardine Cycle & Carriage and Jardine Lloyd Thompson.   These
companies are leaders in the fields of engineering and construction, transport services,
motor trading, property, retailing, restaurants, hotels and insurance broking.

- end -

Issued by: Jardine Matheson Limited
48th Floor Jardine House, Central, Hong Kong

Incorporated in Bermuda with limited liability

For further information, please contact:

Jardine Matheson Limited
Neil M McNamara   (852) 2843 8227

GolinHarris
Rosemary Sayer   (852) 9096 4432
Kennes Young   (852) 2501 7987

This and other Group announcements can be accessed through the Internet at 'www.jardines.com'.